

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

James F. McCabe, Jr.
Chief Financial Officer
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

      Re: Triumph Group, Inc.
                Form 10-K for Fiscal Year Ended March 31, 2017
                Filed May 24, 2017
                Form 8-K furnished November 8, 2017
                File No. 001-12235

Dear Mr. McCabe:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Lyn Shenk

                Lyn Shenk
                Branch Chief
                Office of Transportation and Leisure